UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2026

Commission File Number: 001-41386

OKYO Pharma LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 10, 2026, OKYO Pharma Ltd. (the “Company”) entered into a Sales Agreement (the “Offering Agreement”) with Leerink Partners LLC (“Leerink Partners”) with respect to an at the market offering program under which the Company may offer and sell, from time to time, ordinary shares, no par value (“Ordinary Shares”), having an aggregate offering price of up to $50,000,000 through Leerink Partners acting as its sales agent or directly to Leerink Partners, acting as principal. The Ordinary Shares to be offered and sold under the Offering Agreement, if any, will be offered and sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-293145), which was filed with the U.S. Securities and Exchange Commission on February 2, 2026 and declared effective on February 10, 2026. A prospectus supplement related to this at the market offering program with Leerink Partners was filed on February 10, 2026.

Pursuant to the Offering Agreement, sales of Ordinary Shares may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). If the Company and Leerink Partners agree on any method of distribution other than sales of Ordinary Shares into The Nasdaq Capital Market or another existing trading market in the United States at market prices, the Company will file a further prospectus supplement providing all information about such offering as required by Rule 424(b) under the Securities Act.

Leerink Partners will offer Ordinary Shares at prevailing market prices subject to the terms and conditions of the Offering Agreement as agreed upon by the Company and Leerink Partners. The Company will designate the number of shares which it desires to sell, the time period during which sales are requested to be made, any limitation on the number of shares that may be sold in one day and any minimum price below which sales may not be made. Subject to the terms and conditions of the Offering Agreement, Leerink Partners will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable laws and regulations to sell on the Company’s behalf all of the shares requested to be sold by the Company. The Company is not obligated to make any sales of Ordinary Shares under the Offering Agreement. The Company or Leerink Partners may suspend the offering of the Ordinary Shares being made through Leerink Partners under the Offering Agreement at any time upon proper notice to the other party.

The Company will pay Leerink Partners a cash commission of 3.0% of the gross sales price of the Ordinary Shares that Leerink Partners sells pursuant to the Offering Agreement. Because there is no minimum offering amount required as a condition to this offering, the actual total offering amount, commissions and proceeds to us, if any, are not determinable at this time. In addition, the Company has agreed to reimburse Leerink Partners for its reasonable out-of-pocket expenses, including attorney’s fees, in amounts not to exceed (i) $75,000 in connection with entering into the transactions contemplated by the Offering Agreement, (ii) $25,000 in connection with each Representation Date (as defined in the Offering Agreement) for ongoing diligence arising from the transactions contemplated by the Offering Agreement and (iii) $15,000 for the fees and associated expenses of Leerink Partners’ outside legal counsel for filings with the FINRA Corporate Financing Department.

The Offering Agreement contains representations, warranties and covenants that are customary for transactions of this type. In addition, the Company has agreed to provide indemnification and contribution to Leerink Partners against certain liabilities, including liabilities under the Securities Act.

The foregoing description of the Offering Agreement is qualified in its entirety by reference to the full text of the Offering Agreement, a copy of which is included as Exhibit 1.1 to this Form 6-K and is incorporated by reference herein.

This Current Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the securities discussed herein, nor shall there be any offer, solicitation, or sale of the securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The legal opinion of Carey Olsen (Guernsey) LLP, counsel to the Company, relating to the legality of the issuance and sale of the Ordinary Shares pursuant to the Offering Agreement is filed as Exhibit 5.1 hereto.

EXHIBITS

Exhibit Number	Description
1.1	Sales Agreement dated February 10, 2026 between OKYO Pharma Ltd. and Leerink Partners LLC
5.1	Opinion of Carey Olsen (Guernsey) LLP
23.1	Consent of Carey Olsen (Guernsey) LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: February 10, 2026	By:	/s/ Keeren Shah
Keeren Shah
Chief Financial Officer

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